SEC File No. 0-18267

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): / /Form 10-K / /Form 20-F / /Form 11-K /X /Form 10-Q / /FORM N-SAR

For Period Ended: March 31, 2001
                  --------------
/ /  Transition Report on Form 10-K
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q
/ /  Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
                   THE COMMISSION HAS VERIFIED ANY INFORMATION
                                CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                    Not Applicable - See Exhibit A (attached)
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PART I -- REGISTRANT INFORMATION

                                 NCT Group, Inc.
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Full Name of Registrant

                (formerly Noise Cancellation Technologies, Inc.)
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Former Name if Applicable

                                20 Ketchum Street
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Address of Principal Executive Office (Street and Number)

                               Westport, CT. 06880
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/       (b)  The subject annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Exhibit A.

                                                               SEC 1344 (11-91)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Cy E. Hammond        (203)         226-4447
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                  (Name)         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).   /X/ Yes  / / No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A
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                                 NCT Group, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 16, 2001                 By: ________________________________________
                                        Cy E. Hammond
                                        Senior Vice President,
                                        Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                                                      Exhibit A

NCT Group, Inc.
Commission File No. 0-18267
Form 12b-25

Part III

As of May 15, 2001, the Registrant's independent accountants have not completed their review of the revenue recognition issues regarding the Registrant's recent transaction with NXT plc. Such transaction had been previously announced in a press release dated April 3, 2001 and disclosed as a subsequent event in the Registrant's December 31, 2000 Form 10-K. The outcome and resolution of these issues may have a material impact on the content of the consolidated financial statements of the Registrant for the three months ended March 31, 2001. Due to the on going review of the revenue recognition issues with respect to this transaction by our auditors, the Registrant was unable to file its Form 10-Q on May 15, 2001 without unreasonable effort or expense. The Registrant expects to file its Form 10-Q on or before May 21, 2001.

Part IV(3)

As noted in Part III above, the Registrant has been advised by its independent accountants that they require additional time to complete their review of the Registrant's three months ended March 31, 2001 Form 10-Q primarily due to their ongoing review of the revenue recognition issues regarding the Registrant's recent transaction with NXT plc. Since the results of their review, when completed, may impact the content of the consolidated financial statements of the Registrant, the Registrant is unable to provide a reasonable estimate of its expected consolidated financial results for the three months ended March 31, 2001.